EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT
The following is a listing of the significant subsidiaries of Acacia Research Corporation:

Jurisdiction of Incorporation

Acacia Global Acquisition LLC and subsidiaries	Delaware
Acacia Research Group, LLC, formerly Acacia Patent Acquisition, LLC and subsidiaries	Delaware
Pixel Acquisition Holdco LLC	Delaware
Printronix Holding Corp.	Delaware
Printronix LLC	Delaware
Merton Acquisition Holdco LLC	Delaware
Acacia Global Acquisition LLC and Acacia Research Group, LLC wholly own multiple consolidated operating subsidiaries that are included in Acacia Research Corporation's consolidated financial statements included elsewhere herein, each of which are separate and distinct legal entities, and all of which are in the patent acquisition, development, licensing and enforcement business. All of the operating subsidiaries wholly owned by Acacia Global Acquisition LLC and Acacia Research Group, LLC operate in the United States.